UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

TEO FOODS INC.

(Name of Issuer)

Common Stock, Par value $0.001

(Title of Class of Securities)

88075T101

(CUSIP Number)

Jeffrey Mackay

19801 Blvd Insurgentes Unit 4-B,

Tijuana, Baja California 22225

619-758-1973

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

5/20/2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88075T101	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Mackay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,337,500
	8.	SHARED VOTING POWER 90,229,000
	9.	SOLE DISPOSITIVE POWER 7,337,500
	10.	SHARED DISPOSITIVE POWER 90,229,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,566,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88075T101	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of TEO FOODS, Inc., a Nevada corporation (the “Issuer”) whose principal executive offices are located at Blvd Insurgentes 19801, Suite 4-B, Tijuana, Mexico, 22225.

Item 2.  Identity and Background.

The Schedule 13D is filed on behalf of Jeffrey H. Mackay (the “Reporting Person”).

The Reporting Person is a citizen of the United States. The business address of the Reporting Person is Blvd Insurgentes 19801, Suite 4-B, Tijuana, Mexico, 22225. The principal occupation of the Reporting Person is serving as Chief Executive Officer and a member of the Board of Directors of the Issuer (the “Board”).

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person received common stock as a result of the conversion Preferred shares held by TEO Inc. into Common shares, a portion of which were issued to the Reporting Person on March 31, 2018.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review the investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change her purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

• Amount beneficially owned: 97,566,500

• Percent of Class: 94%

• Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 7,337,500

Shared power to vote: 90,229,000

Sole power to dispose or direct the disposition of: 7,337,500

Shared power to dispose or direct the disposition of: 90,229,000

The Reporting Person is the record holder of 6,337,500 shares of Common stock. 1,000,000 shares of Common stock are held by his spouse who has sole voting and dispositive control of those shares but were included in the report as sole power.

The Reporting Person includes 90,229,000 shares of Common stock that are issuable upon conversion of 9,022,900 preferred shares held by TEO Inc. as shared power due to the voting ability to control those shares as the majority shareholder of TEO Inc.

The above percentage is based upon 13,071,957 shares of Common Stock outstanding based on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2022.

(c) During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 88075T101	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey H. Mackay

/s/ Jeffrey H. Mackay Jeffrey H. Mackay

May 27, 2022